December 15, 2006

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re:	Willowtree Advisor, Inc. Commission File Number 000-51599

Dear Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K dated December 15, 2006.

Our independent auditor’s report on the financial statements of Willowtree Advisor, Inc. for the year ended June 30, 2006 contained no adverse opinion or disclaimer of opinion, nor was it modified as to audit scope, accounting principles, or uncertainties other than the ability to continue as a going concern.

There were no disagreements with Willowtree Advisor, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Sincerely,

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington